Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Eagle Aircraft Maintenance Shift inBriefing Valid for Week of May 03 – May 08, 2013 REDACTED inBriefing Checklist Safety Contact – Use Daily or Local Safety Contact Local Production Briefing Identify Shift Supervisor or Person Directly-In-Charge WI: Work Area / Contact Required inBriefing Information Discuss - Things that worked yesterday and “Shift Wins” from yesterday Post / Distribute Copies of inBriefing, and Industry News Clips Follow Established Procedures, use Fall Protection, wear your Safety Glasses while performing a maintenance task, wear your Safety Vest on the AOA, document all maintenance, and work safe. REDACTED REDACTED

REDACTED MERGER – “The merged American Airlines (AA) and US Airways will create an airline with the best domestic feed of the US’s three mega-carriers and will make oneworld the strongest of the global alliances, US Airways president Scott Kirby said Wednesday” ATW CRJ TECH TIPS – The attached CRJ Series In-Service Activities Report (ISAR) has been issued for the month of April 2013. SME Maurice Leblanc Maintain situational awareness at all times: Look >Think > Act Follow established procedures When in doubt – Stop, Think & Exercise Caution

THINK ACCIDENTS ARE AVOIDABLE FORGET THE ALIBI The four “human errors” that cause 90% of all acute injuries and 99% of all minor injuries: “I didn’t see it” “I wasn’t thinking about it” “I got hit by something” “I lost my balance”